                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST EFFECTIVE AMENDMENT NO. 1
                                       TO

                                   FORM 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             AURORA GOLD CORPORATION
                 (Name of Small Business Issuer in its Charter)



         Delaware                           0-24393              13-3945947
(State or other jurisdiction of     (Commission File no.)     (I.R.S. Employer
incorporation or organization)                               Identification No.)


            1505-1060 ALBERNI STREET, VANCOUVER, B.C., CANADA V6E 4K2
             (Address of principal executive offices)        Zip Code

                                 (604) 687-4432
                           (Issuer's Telephone Number)

        Securities to be Registered under Section 12(b) of the Act: NONE

Securities to be Registered under Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE PER SHARE



                                  PAGE 1 OF 67 INDEX TO EXHIBITS IS ON PAGE 38.

                             AURORA GOLD CORPORATION
                      REGISTRATION STATEMENT ON FORM 10 SB

                                     PART I

                                                                                Page
                                                                                ----
Item 1.        Description of Business                                            3
               A.  General
               B.  Risk Factors Related to the Company's Business

Item 2.        Managements' Discussion and Analysis or Plan of Operation         11

Item 3.        Description of Property                                           16

Item 4.        Security Ownership of Certain Beneficial Owners and Management    27

Item 5.        Directors, Executive Officers, Promoter and Control Persons       28

Item 6.        Executive Compensation                                            29

Item 7.        Certain Relationship Alterations                                  31

Item 8.        Description of Securities                                         32

                                            Part II

Item 1.        Market Price and Dividends on the Registrants'
               Common Equity and other Stockholder Matters                       33

Item 2.        Legal Proceeding                                                  34

Item 3.        Changes in and Disagreements with Accountants                     34

Item 4.        Recent Sales of Unregistered Securities                           34

Item 5.        Indemnifications of Directors and Officers Financial Statements   35

                                    Part F/S

               Financial Statements                                              41

                                    Part III

Item 1.        Index to Exhibits                                                 64

ITEM 1.        DESCRIPTION OF BUSINESS


        Aurora Gold Corporation (the "Company" or "Aurora") was incorporated under the laws of the State of Delaware on October 10, 1995, under the name "Chefs Acquisition Corp." Initially formed for the purpose of engaging in the food preparation business, it redirected its business efforts in late 1995 following a change of control which occurred on October 30, 1995, to the acquisition, exploration and, if warranted, the development of mineral resource properties. The Company changed its name to Aurora Gold Corporation on August 20, 1996 to more fully reflect its business activities.

        Since its redirection, the Company's activities have been limited primarily to the acquisition of rights to certain mineral properties and the implementation of preliminary exploration programs on these properties in which it has acquired an interest . See "Item 3. Description of Property."


        The Company is engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties. All of the mineral properties in which the Company has an interest or a right to acquire an interest in are currently in the exploration stage. None of the properties have a known body of ore. The Company's primary objective is to explore for gold, silver and base metals and, if warranted, to develop those existing mineral properties. Its secondary objective is to locate, evaluate, and acquire other mineral properties, and to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.


        Currently, the Company's activities are centred in Guatemala. In Guatemala the State is the owner of all deposits that exist within the territory of the Republic, its continental platform and its exclusive economic zone. The Guatemala Mining Law requires title holders of either reconnaissance or exploration licenses to provide a mitigation study related to the mining operations to be carried out in the authorized area. The study must be presented to the Mining Directorate before beginning any work and describes the reconnaissance and exploration operations and the consequences of such operations for the environment, with a view to protection and conservation. If the Directorate fails to respond to the technical report within thirty days, the study will be deemed accepted.


        Although compliance with such laws is not presently a significant factor in the Company's operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company's operations. See "Risk Factors of the Company's Business."

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, or a reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties. Changes to environmental regulations could have an adverse impact on the profitability or feasibility of the Company's projects. The Company is not aware of any specific environmental legislation proposed in any of the jurisdictions where it holds property, and accordingly, it is not possible to assess the potential impact of such possible future regulations.

        Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        The Constitution of the Republic of Guatemala, the Mining Law, the actual government policies and other Guatemalan laws, guarantee national and international investments in the following ways: (i) It is not necessary to have a local partner to make investments. (ii) There are no restrictions for foreign investors repatriating benefits or capital from investments. (iii) Foreign companies established in Guatemala can purchase in foreign currency without restrictions and have access to local credit lines. (iv) The Constitution of the Republic recognizes private property rights. (v) Concessions for mineral exploration and exploitation are granted by the Ministry of Energy and Mines. The Mining Law permits the participation of national and international companies. (vi) The owner of a mining right can import free of tax and tariff rights the goods that are utilized in the mining operations, such as machinery, equipment, spare parts, accessories, materials and explosives, whenever they are not produced in the country in quantities and qualities required. (vii) Free market policies that promote and guarantee foreign investment through fiscal incentives, international and bilateral agreements.

        The new Mining Law of Guatemala provides for the following three types of concessions: (i) A Reconnaissance concession is granted for a period of six months, and can be extended for another six months. It covers a minimum area of 500 square kilometres and a maximum of 3,000 square kilometres. The following fees are paid for the reconnaissance concessions (a) US$215 when granted (b) land fees of US$20 per square kilometre for every six month period. Work in the area must begin within thirty days of the concession being granted. (ii) Exploration concession is granted for a period of three years, and can be extended for two periods of two or more years for a total of seven years. For the first extension, the original exploration area has to be reduced by 50%. For the second extension, the area must be reduced by an additional 50%. The following fees are paid for the exploration concessions. (a) When granted US$215
(b) Land fees are charged in "UNITS" per squared kilometre. Their value will be between US$35 and US$185. Land fees are charges as follows - 3 Units per square kilometre per year for the first three years, 6 Units per square kilometre per year for the first two year extension, 9 Units per square kilometre per year for the second two year extension (c) Exploration work must commence within 90 days of the concession being granted. (iii) Exploitation concessions are granted for a period of twenty-five years and a single twenty-five year extension if necessary. The land fees for exploitation concessions are 12 Units per square kilometre per year. Exploitation work must begin within 90 days of the concession being granted.

        The Company believes that it is in substantial compliance with all material laws and regulations which currently apply to its mining and exploration activities and has all the required permits for its current operations. There can be no assurance that all permits which the Company may require for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms and that such laws and regulations would not have an adverse effect on any activity it might undertake. There is also no assurance that the Company will obtain approval for the acquisition of additional concessions or property interests.

        The Company is in the development stage and has a limited operating history. No representation is made, nor is any intended, that the Company will be able to carry on its activities profitably. Moreover, the likelihood of the success of the Company must be considered in light of the expenses, difficulties, and delays frequently encountered in connection with mineral resource exploration and development and with the formation of a new business. Further, no assurance can be given that the Company will have the ability to acquire assets, businesses, or properties with any value to the Company.

        The Company is in the process of completing its assessment of its properties for exploration and over the course of the next twelve months, to initiate the recommended exploration programs. None of the Company's properties contain any known reserves.


        The Company's common stock is traded on the NASD's OTC Bulletin Board. See "Part II, Item 3. Market Price and Dividends on the Registrant's Common Equity and Other Stockholder Matters." Notwithstanding the Company's (1) own efforts to ensure that is Rule 15c-211, report and information statement (the "Information Statement") is current and (2) mailing of an annual report to its stockholders, the Company concluded that in order to more efficiently provide and make generally available current material information concerning its operations to its stockholders and prospective stockholders alike, a voluntary filing of a registration statement on Form 10-SB pursuant to the Security Exchange Act of 1934, as amended, (the "Exchange Act") was warranted. If the Company's reporting obligation under the Exchange Act is terminated its intention would be to periodically update the Information Statement and to continue to disseminate an annual report, including audited financial statements, to its stockholders.


        The Company's offices are located at 1505 - 1060 Alberni Street, Vancouver, British Columbia Canada V6E 4K2.

B. RISK FACTORS RELATED TO THE COMPANY'S BUSINESS

1. GENERAL RISKS

        A. RECENTLY ORGANIZED COMPANY

        The Company was only recently organized and has no operating history. The Company, therefore, must be considered promotional and in its early formative and development stage. Prospective investors should be aware of the difficulties normally encountered by a new enterprise. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably. The Company has limited assets and has had no revenues to date.

        B. EXPERIENCE OF MANAGEMENT

        Although the Company's management ("Management") has general business experience, prospective investors should be aware that Management has limited experience in the mining industry and in particular with respect to the acquisition, exploration and development of mineral resource properties.
See "Directors and Officers."

        C. POTENTIAL FUTURE 144 SALES

        Of the 50,000,000 shares of the Company's Common Stock authorized, there are presently issued and outstanding 10,870,384; all but approximately 4,780,383 shares are "restricted securities" as that term is defined under the Act, and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding Common Stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale over a period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares.

        D. PENNY STOCK RULES

        Under Rule 15g-9 under the Exchange Act, a broker or dealer may sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

        (1) such sale or purchase is exempt from Rule 15g-9; or

        (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

        The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of
Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

        It is likely that the Company's Common Stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of purchasers in the offering to sell their securities in the secondary market.

        E. FORWARD LOOKING STATEMENTS


        This registration statement includes "forward-looking statements" within the meaning of Section 27a of the act and Section 21e of the securities and exchange act of 1934, as amended (the "exchange act"). All statements other than statement of historical facts included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the company's financial position are forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations ("cautionary statements") are disclosed in this registration statement, including, without limitation, in conjunction with the forward-looking statements included in this registration statement section entitled "Risk Factors Related to the Company's Business." All subsequent written and oral forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. See "Item 2. Management's Discussion and Analysis or Plan of Operation."


2. RISK FACTORS OF THE COMPANY'S MINING BUSINESS

        Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection; any combination of these factors may result in the Company not receiving an adequate return of investment capital.

        A. EXPLORATION AND DEVELOPMENT RISKS

        All of the Company's properties are in the exploration stages only and are without a known body of commercial ore. Development of these properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

        Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In additions, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have and adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

        B. OPERATING HAZARDS AND RISKS

        Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damages to property, and possible environmental damages. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.


        C. LACK OF CASH FLOW AND ADDITIONAL FUNDING REQUIREMENTS

        None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. The company presently does not have sufficient financial resources to undertake all of its currently planned exploration and development programs. The further exploration and the potential development of any ore deposits found on the Company's exploration license depends upon the Company's ability to obtain financing through any or all of the joint venturing of properties, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations. The Company has no understanding or agreements with any person regarding such additional funding requirements. The Company's auditor has indicated in its report that "the Company has incurred a loss from operations and lacks current liquidity which raises substantial doubt about its ability to pay current liabilities, and therefore continue as a going concern." See "Part F/S. Financial Statements." Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

        The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

        D. TITLE RISKS

        The Company has not obtained an opinion of counsel as to title to its properties nor has it obtained title insurance. Any of the Company's properties may be subject to prior unregistered agreements of transfer.

        E. CONFLICTS OF INTEREST

        Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

        F. COMPETITION AND AGREEMENTS WITH OTHER PARTIES

        The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the Company's ability to acquire additional attractive gold mining properties, on terms it considers acceptable, may be adversely affected.

        The Company may be unable in the future to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

        G. FLUCTUATING MINERAL PRICES

        The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Moreover, significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the development stage, the above factors have had no material impact on operations or income.

        H. ENVIRONMENTAL REGULATION

        All phases of the Company's operations in Guatemala are subject to environmental regulations. Environmental legislation in Guatemala is involving in a manner which will require stricter standards and enforcement, increased fines and penalties of non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes it is in compliance with all applicable environmental legislation, there is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

        I. ADEQUATE LABOUR AND DEPENDENCE UPON KEY PERSONNEL

        The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its Management. The loss of services of any of its Management could have a material adverse effect on the Company.


        J. NO EMPLOYMENT AGREEMENTS WITH MANAGEMENT

        The Company currently has no employment agreements with Management and does not maintain, nor does it intend to obtain, key man life insurance on any member of its Management.

        K.     POLITICAL RISKS


        There are significant political risks involving the Company's investment in Central America. These risks include, but are not limited to political, economic and social uncertainties in such countries. A change in policies by the government of the countries in which the company operates could adversely affect the Company's interest by, among other things, change in laws, regulations, or the interpretations thereof, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, or the expropriation of private enterprises. Although management of the Company does not believe that the political factors described above have affected the Company's activities to date, these factors may make it more difficult for the Company to raise funds for the development of its mineral interests in such developing countries.

        L. YEAR 2000 RISKS

        Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. See "Item 2. Managements Discussion and Analysis or Plan of Operation."


ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


         The Company is a mineral exploration company based in Vancouver, Canada engaged in the exploration of base and precious metals worldwide. The Company was incorporated under the laws of the State of Delaware on October 10, 1995, under the name "Chefs Acquisition Corp." and is a development stage company. The Company had limited operations for the year ended December 31, 1995.


        Since commencement of its exploration operations in 1996, the Company has undertaken a review of world mining properties with the objective of acquisitions, exploration and development.

        In addition to Guatemala, primary regions under investigation by the Company include Argentina, Canada, Egypt, Mexico, United States of America, West Africa and South Africa.

        The management of the Company has developed the following exploration objectives, the acquisition of properties with large scale potential, to minimize capital costs on leases or concessions, the acquisition of properties adjacent or in close proximity to recent discoveries of large scale mineral reserves, to be the first-in staking where possible, secured repatriation on mineral rights and royalties and to establish joint ventures and/or partnerships with established companies that possess the resources to complete mine development. All of the Company's properties are in the preliminary exploration stage without any presently known body of ore.


        A. EXPLORATION PROPERTY AGREEMENTS


        In April 1996, the Company entered into a letter agreement whereby it obtained an option to earn a 49% interest in 59 mineral claims located in the South Mining District in the Northwest Territories, Canada. The terms of the agreement required the Company to pay a total of $73,525 before July 15, 1996, issue 300,000 restricted common shares of the Company upon signing the agreement and expend a total of $730,000 over three years on the mineral properties. Once the Company has earned their 49% interest they can elect to acquire an additional 16% interest in the property by expending an additional $750,000. Once an interest has been acquired by the Company it will be subject to a net smelter return royalty equal to 1.5% of the net smelter returns from the property.

        At December 31, 1996, the Company issued 300,000 restricted common shares and paid $18,250 in cash for the property.

        In March 1997 the Company abandoned its interest in the property and deferred exploration costs of $21,810 were charged to income.

        In June, 1996 the Company entered into a letter agreement whereby the Company obtained an option to earn a 100% undivided interest in three groups of mineral claims totalling 95 claims located in the Victoria and Inverness counties of Nova Scotia, Canada. The Terms of the agreement require the Company to pay a total of $51,000 over a three year period, of which $14,600 was paid in June 1996, issue 200,000 free trading common shares in June, 1999 and expend minimum of $18,250 per year for three years on each group of claims. Each interest acquired by the Company will be subject to a net smelter return royalty equal to 2% of the net smelter returns from each relevant group of claims.

        During the period May 1, 1997 to September 30, 1997 the Company spent $96,186 on an exploration program on the three groups of mineral claims. In September 1997 the Company abandoned its interest in the properties and deferred exploration costs of $113,786 were charged to income.


         Agreement dated July 7, 1997 as revised November 3, 1997 (the Guatemala Agreement July 7, 1997). The parties to the agreement of July 17, 1997 are the Company and Minera Motagua S.A. Under the terms of the agreement Minera Motagua S.A. has agreed to act as agent for the Company and apply to the Guatemala government on Aurora's behalf for four (4) mineral exploration licenses covering the following four Guatemala mineral concessions: El Triunfo, El Rejon, Bola de Oro and Carmona. Upon completion of the Company's due diligence and the Guatemala government approval of the four mineral explorations licenses, Minera Motagua S.A. will receive (1) cash payment of US$5,000 (paid July 21, 1997), (2) Aurora will issue 1,500 common shares to Minera Motagua S.A. per mineral exploration concession granted by the Guatemala government for a total of 6,000 common shares. Aurora will assume the payment of all fees and be responsible for maintaining the title to all the concessions in accordance with Guatemala mining law.



         Agreement dated August 16, 1997 as revised November 3, 1997 (the Guatemala Agreement August 16, 1997). The parties to the agreement of August 16, 1997 are the Company and Minera Motagua S.A. Under the terms of the Agreement Minera Motagua S.A. has agreed to act as agent for the Company and apply to the Guatemala government on Aurora's behalf for eight (8) mineral exploration licenses covering the following eight Guatemala mineral concessions: Los Cipreces, Chiyax, Los Angeles, La Union, Barranquilla, El Rancho, Jicaro and Monjitas and two (2) mineral reconnaissance licenses covering the following two
(2) Guatemala mineral reconnaissance concessions; Atitlan and San Diego. Upon the completion of the Company's due diligence and the Guatemala government approval of the eight mineral exploration licenses and two reconnaissance licenses Minera Montagua S.A. will receive (1) cash payment of US$5,000 (paid on August 18, 1997), (2) Aurora will issue 1,500 common shares to Minera Montagua S.A. per mineral exploration/reconnaissance concession granted by the Guatemala government for a total of 15,000 common shares. Aurora will assume the payment of all fees and be responsible for maintaining the title to all the concessions in accordance with Guatemala mining law.

        Agreement dated July 28, 1998 (the Guatemala Agreement July 28, 1998). The parties to the agreement of July 28, 1998 are the Company and Minera Motagua S.A. Under the terms of the agreement Minera Motagua S.A. has agreed to act as agent for Aurora Gold Corporation, drop the applications to the Guatemala government for exploration licenses for the following four (4) concessions; Atitlan, Carmona, El Rejon and El Triunfo and to make applications to the Guatemala government for approval of exploration licenses for the following six concessions: Aguas Calientes, Apantes, Valenton I, La Esperanza, Miramundo and Tesoro at no additional cost to Aurora's existing package of Guatemala mineral concessions. Aurora will assume the payment of all fees and be responsible for maintaining the title to all the concessions in accordance with Guatemala mining law.

        B. FINANCING


        In 1996 the Company raised an aggregate of $408,000 ($355,000 through the issuance of 5,800,000 shares in common stock of the Company and $50,000 through the issue of notes) which netted $392,920 after deducting offering expenses of $15,080. The Company also issued 300,000 restricted common shares ($3,000) upon signing the letter of agreement whereby the Company acquired an option to earn a 49% undivided interest in 59 mineral claims in the South Mining District in the Northwest Territories. In Fiscal 1997, the Company raised $750,000 through the issuance of 750,000 common shares at a price of $1.00 per share versus $355,000 in Fiscal 1996. Subsequent to Fiscal 1997, the Company raised an additional $250,000 through the issuance of 200,000 common shares at a price of $1.25 per share.


        C. FINANCIAL INFORMATION

        Three Months Ended March 31, 1998 versus Three Months Ended March 31,
1997

        Net loss for the three months ended March 31, 1998 decreased by $90,217 over the three months ended March 31, 1997, due primarily to:

        (1) The Company's write off of certain mineral properties in the amount of $22,345 in the three months ended March 31, 1997.

        (2) Stockholder and public relations expenses by $9,102 ($2,144 - three months ended March 31, 1998, $11,246 - three months ended March 31, 1997).

        (3) Legal fees decreased by $15,905 ($2,791 - three months ended March 31, 1998, $18,696 - three months ended March 31, 1997).

        (4) Travel decreased by $5,641 ($Nil - three months ended March 31, 1998, $5,641 - three months ended March 31, 1997).

        (5) Property development and examination expenses decreased by $26,682 ($477 - three months ended March 31, 1998, $27,159 -
                three months ended March 31, 1997).


        Twelve Months Ended December 31, 1997 ("Fiscal 1997") versus Twelve Months Ended December 31, 1996 ("Fiscal 1996").

        Net loss in Fiscal 1997 increased by $208,772 over Fiscal 1996 to $569,980 as compared to $361,208 in Fiscal 1996, due primarily to (1) the Company's write off of certain mineral properties in the amount of $135,596. (See "Description of Properties");

        (2) increased legal and accounting fees of $19,200 ($71,455 in Fiscal 1997 as compared to $52,225 in Fiscal 1996); and

        (3) increased payments to consultants ($46,378 in Fiscal 1997 as compared to $7,255 in Fiscal 1996).

        In Fiscal 1997 the Company incurred property acquisition costs and exploration expenditures of $172,585 versus $39,410 in Fiscal 1997.

        FISCAL 1996 VERSUS THE FISCAL YEAR ENDED DECEMBER 31, 1995

        The Company had a three month fiscal period in 1995 without any financial activity other than as related to organizational expenses.

        Although the Company believes that it has sufficient working capital to
(i) pay its administrative and general operating expenses through December 31, 1999 and (ii) to conduct its preliminary exploration programs, without cash flow from operations it may need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, to implement additional exploration programs on its properties. Failure to obtain such additional financing may result in a reduction of the Company's interest in certain properties or an actual foreclosure of its interest.


YEAR 2000 ISSUES

        The "Year 2000 problem", as it has come to be known, refers to the fact that many computer programs use only the last two digits to refer to a year, and therefore recognize a year that begins with "20" as instead beginning with "19". For example, the year 2000 would be read as being the year 1900. If not corrected, this problem could cause many computer applications to fail or create erroneous results.

        The Company has modified and tested all of the critical applications of its information technology ("IT"), the result of which is that all such critical applications are now Year 2000 compliant. The Company believes that virtually all of the non-critical applications of its IT are or will be made Year 2000 compliant prior to January 1, 1999. The Company's analysis and program is directed by its or others with whom it transacts business, internal IT personnel. The total amount of the payments made to date and to be made hereafter to such independent consultant are not expected to be material. Based on the Company's analysis to date, the Company believes that its material non-IT systems are either Year 2000 compliant, or do not need to be made Year 2000 compliant in order to continue to function in substantially the same manner in the Year 2000. The Company intends to continue its analysis of whether its non-IT systems require any Year 2000 remediation. The Company's Year 2000 compliance work has not caused, nor does the Company expect that it will cause, a deferral on the part of the Company of any material IT or non-IT projects.

        However, there can be no assurance that any of the Company's vendors or others with whom it transacts business, will be Year 2000 compliant prior to such date. The company is unable to predict the ultimate affect that the Year 2000 problem may have upon the Company, in that there is no way to predict the impact that the problem will have nation-wide or world-wide and how the Company will in turn be affected, and, in addition, the company cannot predict the number and nature of its vendors and customers who will fail to become Year 2000 compliant prior to January 1, 2000. Significant Year 2000 difficulties on the part of vendors or customers could have a material adverse impact upon the Company. The Company intends to monitor the progress of its vendors and customers in becoming Year 2000 compliant. The Company has not to date formulated a contingency plan to deal with the potential non-compliance of vendors and customers, but will be considering whether such a plan would be feasible.

FORWARD LOOKING STATEMENTS

        The Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements". Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis or Plan of Operation," "Description of Business" and "Description of Property." Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing crude oil and natural gas, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. See "Risk Factors of the Company's Business." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

ITEM 3. DESCRIPTION OF PROPERTY

        All of the Company's properties are in the preliminary exploration stage and do not contain any known body of ore.

(A) ACQUISITION OF PROPERTY INTERESTS OR OPTIONS TO ACQUIRE PROPERTY INTERESTS

        The Company's current exploration activities are confined solely to Guatemala and the rights are working interests in Guatemala mineral and reconnaissance concessions. The Company has retained pursuant to signed agreements, Minera Montagua S.A. to act as its agent in Guatemala.


        (i) Agreement dated July 7, 1997 as revised November 3, 1997 (the Guatemala Agreement July 7, 1997). The parties to the agreement of July 17, 1997 are the Company and Minera Motagua S.A. Under the terms of the agreement Minera Motagua S.A. has agreed to act as agent for the Company and apply to the Guatemala government on Aurora's behalf for four (4) mineral exploration licenses covering the following four Guatemala mineral concessions: El Triunfo, El Rejon, Bola de Oro and Carmona. Upon completion of the Company's due diligence and the Guatemala government approval of the four mineral explorations licenses, Minera Motagua S.A. will receive (1) cash payment of US$5,000 (paid July 21, 1997), (2) Aurora will issue 1,500 common shares to Minera Motagua S.A. per mineral exploration concession granted by the Guatemala government for a total of 6,000 common shares. Aurora will assume the payment of all fees and be responsible for maintaining the title to all the concessions in accordance with Guatemala mining law.

        (ii) Agreement dated August 16, 1997 as revised November 3, 1997 (the Guatemala Agreement August 16, 1997). The parties to the agreement of August 16, 1997 are the Company and Minera Motagua S.A. Under the terms of the Agreement Minera Motagua S.A. has agreed to act as agent for the Company and apply to the Guatemala government on Aurora's behalf for eight (8) mineral exploration licenses covering the following eight Guatemala mineral concessions: Los Cipreces, Chiyax, Los Angeles, La Union, Barranquilla, El Rancho, Jicaro and Monjitas and two (2) mineral reconnaissance licenses covering the following two (2) Guatemala mineral reconnaissance concessions; Atitlan and San Diego. Upon the completion of the Company's due diligence and the Guatemala government approval of the eight mineral exploration licenses and two reconnaissance licenses Minera Motagua S.A. will receive (1) cash payment of US$5,000 (paid on August 18, 1997), (2) Aurora will issue 1,500 common shares to Minera Motagua S.A. per mineral exploration/reconnaissance concession granted by the Guatemala government for a total of 15,000 common shares. Aurora will assume the payment of all fees and be responsible for maintaining the title to all the concessions in accordance with Guatemala mining law.

        (iii)   Agreement dated July 28, 1998 (the Guatemala Agreement July 28,
                1998). The parties to the agreement of July 28, 1998 are the Company and Minera Motagua S.A. Under the terms of the agreement Minera Motagua S.A. has agreed to act as agent for Aurora Gold Corporation, drop the applications to the Guatemala government for exploration licenses for the following four (4) concessions; Atitlan, Carmona, El Rejon and El Triunfo and to make applications to the Guatemala government for approval of exploration licenses for the following six concessions: Aguas Calientes, Apantes, Valenton I, La Esperanza, Miramundo and Tesoro at no additional cost to Aurora's existing package of Guatemala mineral concessions. Aurora will assume the payment of all fees and be responsible for maintaining the title to all the concessions in accordance with Guatemala mining law.

        The exploration license confers on the titleholder the exclusive right to locate, study, analyse and evaluate the deposits that have been granted, within the licenses' territorial limits and to unlimited depth in the subsoil. The reconnaissance license confers to the titleholder the exclusive rights to identify and locate possible areas for exploration, within the license's territorial limits and to unlimited depth in the subsoil.

        The following 10 mineral exploration concession licenses have been granted by the Guatemala government:



NAME                  DATE GRANTED          FEES                               EXPIRY/RENEWAL
                                            (QUETZAL)                          DATE
---------------------------------------------------------------------------------------------
Miramundo             04/20/98              Q.                10,983.33        12/31/98
El Rancho             04/20/98              Q.                14,666.66        12/31/98
Monjitas              04/28/98              Q.                 4,960.56        12/31/98
Los Angeles           05/05/98              Q.                19,459.89        12/31/98
Los Cipreces          05/05/98              Q.                17,643.89        12/31/98
Chiyax                05/05/98              Q.                10,985.32        12/31/98
Apantes               07/16/98              Q.                28,553.60        7/15/99
Jicaro                07/16/98              Q.                27,624.50        7/15/99
Valenton 1            08/03/98              Q.                 9,024.52        7/27/99
Aguas Calientes       08/03/98              Q.                31,889.09        7/29/99



        The following five mineral exploration concession licenses and 1 reconnaissance concession license are pending and are expected to be approved by the Guatemala government by December 31, 1998:

NAME                  DATE GRANTED          FEES                               EXPIRY/RENEWAL
                                            (QUETZAL)                          DATE
---------------------------------------------------------------------------------------------
Barranquilla          -                                                        -
San Diego             -                     (Reconnaissance                    -
Bola de Oro           -                      concession)                       -
La Union              -                                                        -
Tesoro                -                                                        -
La Esperanza          -                                                        -



        (B) PROPERTY DESCRIPTIONS

        The Company's current exploration activities are confined solely to Guatemala and the rights are working interests in Guatemala mineral and reconnaissance concessions . The Company has retained pursuant to written agreements, Minera Motagua S.A. to act as its agent in Guatemala.

        By Agreement dated July 7, 1997 as revised November 3,1997 (the Guatemala Agreement July 7, 1997) Minera Motagua S.A. has agreed to act as agent for the Company and apply to the Guatemala government on the Company's behalf for four mineral exploration licenses covering the following four Guatemala mineral concessions: El Triunfo, El Rejon, Bola de Oro and Carmona.

        By Agreement dated August 16, 1997 as revised November 3, 1997 (the Guatemala Agreement August 16, 1997) Minera Motagua S.A. has agreed to act as agent for the Company and apply to the Guatemala government on the Company's behalf for eight mineral exploration licenses covering the following eight:
Guatemala mineral concessions; Los Cipreces; Chiyax, Los Angeles, La Union, Barranquilla, El Rancho, Jicaro, Monjitas and two mineral reconnaissance licenses covering the following two Guatemala mineral reconnaissance concessions: Atitlan and San Diego.

        By Agreement dated July 28, 1998 (the Guatemala Agreement July 28, 1998) stipulate that Minera Motagua S.A. has, agreed to act as agent for the Company and drop the applications to the Guatemala government for exploration licenses for the following three mineral concessions; Carmona, el Rejon and El Triunfo and one reconnaissance concession; Atitlan. Minera Motagua S.A. has applied to the Guatemala government on the Company's behalf for approval of exploration licenses for the following six mineral concessions; Aguas Calientes, Apantes, Valenton 1, La Esperanza, Miramundo and Tesoro.

        The sixteen concessions encompass a number of gold and silver mines that were operated in Central America and date as far back as 1657. All the concessions are located in the South Volcanic Belt in Guatemala, which is considered to be the geological setting with the greatest mineral potential in the country.


        The concessions were chosen based on current geological information and historical information obtained from the General Archive of Central America, which is a library which saves and preserves all documentation available from the colonial period in Central America and the Ministry of Energy and Mines of the Government of Guatemala.




        The geology of Guatemala is diverse especially due to the tectonic interaction of the Cocos, Caribbean and North American plates, those over which Guatemala is located. The geologic environment is favourable for the formation of different types of mineral deposits, either of hydrothermal character, magnetic segregation, igneous-metamorphic, sedimentary and others. In general, the country can be divided in four important physiographic provinces, the Pacific Costal Plain, Volcanic Province, Metamorphic and Peten Lowlands which define the geomorphologic features.

        All the Company's concessions are located within the South Volcanic Belt in Guatemala, which is considered to be the geological setting with the greatest mineral potential in the country. The Volcanic Province is represented by a Quaternary chain of active volcanoes to the south and Tertiary igneous rocks to the north. In the Tertiary area, ignimbrites and ryolites crop out, as well as acidic tuffs and several intrusives. Gold-silver deposits are expected to be found in granites and in quartz veins within the tuffs. The epithermal type of precious and basic metallic deposits and also the presence of lithofilic elements are associated with the geology of this area. In the eastern part of the volcanic province the most common mineralogy is pyrite and arsenopyrite with chalcopyrite, covelite and native gold as associated minerals, and it is related to epithermal processes associated with intrusive igneous bodies. Important deposits of copper-lead-zinc-silver, gold-silver and lead-zinc mineralization occur in veins emplaced in fractures within Tertiary volcanic rocks, typical features of epithermal deposits filling fissures that originated from tensional stresses. The mineralization consists mainly of zinc sulfides, lead-silver and copper with calcite and quartz as gangue minerals. Other deposits of economic importance are formed by a series of iron oxide bodies. it is important to note that most of this province has not yet been explored and evaluated, but it is one of the more important zones of interest due to its favourable geological environment for mineralization.




        San Diego

        The San Diego is a mineral reconnaissance concession located in the Zacapa and Chiquimula province in eastern Guatemala, some 150 kilometres east of Guatemala City. Due to its reconnaissance status it covers a larger area than an exploration concession, namely 800 square kilometres. The San Diego reconnaissance concession was requested with the purpose of covering a large area of good prospective land in eastern Guatemala. The main feature of the reconnaissance concession is the fact that it completely surrounds the El Pato gold and silver mineral reserve, which is the best understood exploration project in Guatemala to date. The area has been studied by the General Mining Directorate and by the United Nations Revolving Fund for Natural Resources Exploration during the years 1990 and 1991. Geologically, due to its size this concession contains several geological settings. Most important is the presence of the Motagua Fault to the North and the Chiguimula Pluton (intrusive) on the eastern half of the concession.

        The mineral reconnaissance concession application was presented to the Ministry of Energy and Mines on July 24, 1997.

        Monjitas

        The Monjitas concession is located in central Guatemala some 10 kilometres east of Guatemala City. It covers a total area of 20 square kilometres. The Monjitas concession was requested based on historical references obtained from the Archives of Central America. The concession is located in the mountains to the east of Guatemala City. This area is marked by the presence of a N-S fault, which is the eastern border of the Asuncion Valley. Tertiary volcanic rocks are predominant in the area. Several outcrops of silicified, oxidized and altered volcanic rocks have been located.

        The mineral reconnaissance concession application was presented to the Ministry of Energy and Mines on June 2, 1997.

        El Rancho

        The El Rancho concession is located in the El Progreso and Zacapa provinces in eastern Guatemala, some 95 kilometres east of Guatemala City. It covers a area of 90 square kilometres. The Archives of Central America refer to the presence of several copper, gold, silver and iron mineral deposits in the El Rancho mountains south of El Rancho. Geology is very similar to that found in the El Barranquilla and Jicaro concessions, although El Rancho, is closest to the Motagua Valley and fault. On the other side of the Motagua River to the North of El Rancho, the Ministry of Energy and Mines has declared a mineral reserve area called San Agustin. The reserve was declared based on studies performed by a Korean prospecting mission which discovered several gold anomalies at San Agustin.

        The mineral exploration application was presented to the Ministry of Energy and Mines on June 26, 1997.


         Barranquilla

        The Barranquilla concession is located in the El Progreso province in eastern Guatemala, some 70 kilometres east of Guatemala City. It covers an area of 96 square kilometres. The Archives of Central America refer to the existence of an old copper-gold mine 10 kilometres east of the town of Barranquilla, on the road to Guastatoya. The geology of the concession is very similarly to that found in the Jicaro concession, which bounds Barranquilla to the east.


        The mineral exploration concession application was presented to the Ministry of Energy and Mines on June 2, 1997.


        Los  Cipreces

        The Los Cipreces concession is located in the Totonicapan province in western Guatemala, 200 kilometres west of Guatemala City. It covers and area of 56 square kilometres. The Archives of Central America refer to the existence of a silver and gold mine on the road from Momostenango to San Francisco el Alto. The Archives also mention a vein with an east west orientation on a hill called Trece. Assays yielded 3 ounces of silver per 100 pounds of rock and some gold. Geologically the area is located within the tertiary volcanic terrain close to several igneous bodies. It is important to recognize that the Motagua Fault is lost when it comes into contact with the tertiary volcanic rocks in the this particular area.

It can be inferred that the Fault was buried but is still capable of controlling mineralization in the area in later tectonic events.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 24, 1997.

        Chiyax

        The Chiyax concession is located in the Totonicapan province of western Guatemala some 210 kilometres northwest of Guatemala City. It covers an area of 48 square kilometres. The Archives of Central America refer to the existence of gold and silver mines on the hills next to the town of Totonicapan. Special reference is made to the mines called Parrasqui and Choatulum. The geology of the area is very similar to that found at the Los Cipreces area due to their proximity.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on May 13, 1997.

         Jicaro

        The Jicaro concession is located in the El Progreso province of eastern Guatemala, some 80 kilometres east of Guatemala City. It covers an area of 90 square kilometres. The Archives of Central America refer to the presence of copper and gold bearing minerals on the Anchuga Mountain, close to the town of Guastatoya. This mountain is covered within the Jicaro concession. The geology of the region is marked by the presence of the Motagua Fault, the largest east-west structure in Guatemala, which extends all the way to the Caribbean. Due to the proximity of such a large structure, geology is complex and is characterized by the presence of several rock types, including intrusives, tertiary rhyolites and redbeds of the Cretaceous age.


        The mineral exploration concession application was presented to the Ministry of Energy and Mines on June 2, 1997.

        Los Angeles 1 & La Union 1

        The Los Angeles 1 and La Union 1 concessions are both located in the Zacapa province in eastern Guatemala close to the Honduras border. They cover an area of 180 square kilometres. The Los Angeles 1 and La Union 1 areas were requested based on the geological environment surrounding them and a very prominent topographic structure. The areas are bounded to the north by the Managua area which was explored by the UN and the Ministry of Energy and Mines during the 1980's. Their combined findings yielded results of copper, lead, silver and gold. Geographically the area is located on Paleozoic metamorphic rocks in contact with an intrusive body and tertiary volcanic terrain. The Los Angeles 1 and La Union 1 area correspond to one concession but were divided in order to avoid an extremely large concession.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 24, 1997.


         Bola de Oro

        The Bola de Oro concession is located in the Chimaltenango province in western Guatemala some 60 kilometers west of Guatemala City. It covers an area of 110 square kilometres. The Archives of Central America refer to the presence of a mine close to the town of Comalapa which produced 2.25 ounces of silver per 100 pounds of rock and dome gold (not specified). The concession is located within the territory volcanic belt of Central Guatemala.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 30, 1997.

        Aguas Calientes

        The Aguas Calientes concession is located in the province of Sacatepequez in western Guatemala, some 30 kilometres southwest of Guatemala City. It covers an area of 99 square kilometres. The Aguas Calientes area was requested based on references obtained at the Archives of Central America.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on May 22, 1997.

        Apantes

        The Apantes concession is located in the Jutiapa and Jalapa provinces of eastern Guatemala 130 kilometres east of Guatemala City. It covers an area of 88 square kilometres. The Apantes area was requested based on references obtained at the Archives in Central America.

        The area is located within tertiary volcanic rocks in contact with several pockets of redbeds.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on May 9, 1997.

        La Esperanza

        The La Esperanza mineral exploration concession is located in the Zacapa province in eastern Guatemala some 115 kilometres east of Guatemala City. It covers an area of 40 square kilometres. The La Esperanza concession was requested based on the knowledge of the existence of a large gold bearing quartz vein system in the area and on its closeness to the San Agustin government mineral reserve.

        The vein system within metamorphic rocks consists of a set of large bulk quartz veins outcropping in some cases for up to 500 metres with an average width of 1.5 metres. The quartz veins contain sulfides in the form of galena, chalcopyrite, pyrite, native copper and some copper oxides. Veins outcrop along a four-kilometre long area. Some breccia type veins are also found to the east of the system.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on June 4, 1998.

        Miramundo

        Miramundo is located in the Jutiapa province in eastern Guatemala some 130 kilometres east of Guatemala City. It covers an area of 45 square kilometres. The Miramundo area was requested based on reference obtained at the Archives of Central America.

        The area is located on tertiary volcanic terrain.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on May 13, 1997.

         Tesoro

        The Tesoro concession is located in the Zacapa province in eastern Guatemala next to the border with Honduras, some 175 kilometres east of Guatemala City. It covers an area of approximately 50 square kilometres. The exact area has not been calculated yet since the eastern limit of the concession is the borderline between Guatemala and Honduras and has an irregular shape.

        Geologically it is similar to the La Union and Los Angeles concessions due to their proximity. The concession is located on tertiary volcanic and intrusive rocks.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on May 13, 1997.

        Valenton 1

        The Valenton 1 concession is located in the Guatemala and Baja Verapaz provinces in central Guatemala 20 kilometres north of Guatemala City. It covers an area of 25 square kilometres. The Valenton 1 concession was requested based on historical references obtained at the Archives of Central America .

        The concession is located with metamorphic rocks extremely close to the Motagua Fault system in a zone of great geological complexity, which may control mineralization.

        The mineral exploration concession application was presented to the Ministry of Energy and Mines on April 30, 1997.

        (C)    EXPLORATION ACTIVITIES AND ANTICIPATED CAPITAL EXPENDITURES

        The Company since August 1997 has been conducting preliminary exploration work on all of its application concessions. Once the Guatemala government grants the exploration and reconnaissance licenses, the Company intends to increase its exploration work on each of the concessions. As of August 18, 1998, 10 mineral exploration concessions have been granted. The remaining 5 mineral exploration concessions and 1 mineral reconnaissance concession expect to be granted by year-end.

        The Company has retained the services of John A.A. James, B.Sc., "Mining Engineer", JAMine, Inc.; Gregory G. Crowe, M.Sc.,P.G.; Jorge Mario Rios Munoz, B.Sc. ($220 per day); and Roberto Destarac Porres, B.Sc. to evaluate the mineral and reconnaissance concessions on the Company's behalf. There are no long term agreements or understandings regarding the continuation of these consulting relationships and all such arrangements may be terminated by either party thereto upon one month's prior notice. Messrs. Munoz and Destarac Porres are compensated at the rate of $220 per day and $3,000 per month respectively. In addition. Mr. Destarac Porres has received 75,000 options to acquire up to 75,000 shares of the Company's common stock at prices ranging from

$.01 to $.75 per share. Messrs. James and Crowe received respectively, 150,000 and 50,000 options to acquire shares of the Company's common stock at prices ranging from $.01 to $.75 per share. Generally, all options terminate 30 days after the option holder ceases to be a consultant to or an officer or director of, the Company.

        The Company will retain independent mineral consultants on an as when needed basis.

        Consultants and advisors will be employed by the Company based on their technical expertise, familiarity with the subject matter, ability to speak the language of the country in which the Company's property interests are located; knowledge of local mining laws, ordinances and geology.

        The Company estimates that approximately $250,000 will be required from September through December 31, 1999 in order to complete its preliminary assessment of its properties. The Company does not have sufficient funds on hand to complete its proposed reconnaissance and assessment program and satisfy its administrative expenses through December 31, 1998. The Company anticipates having to raise additional funds by December 31, 1998.

        No assurance can be given that such financing will be available when required by the Company. The amount of funds that may be available to the Company may be less than that required by the Company and will be affected by factors, such as general market and economic conditions, that are beyond the Company's control. The Company has no (1) understandings or agreements with any person regarding such financing and (2) present intentions to effectuate a merger or other business combination

        Notwithstanding the foregoing, if an appropriate opportunity presents itself to joint venture the continual exploration and if warranted, the development of its properties the Company intends to fully explore the viability of any such opportunities.

        (D) OFFICE FACILITIES

        There are no long term agreements or commitments with respect to the Company's offices located at 1505 - 1060 Alberni Street, Vancouver, British Columbia Canada V6E 4K2. The office is rented on a month-to-month basis at a cost of $900 per month. The Company is required to give 30 days notice prior to vacancy.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


        The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 11, 1998 by
(i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group. As at September 11, 1998 there were 10,870,384 shares of Common Stock issued and outstanding.



            NAME OF                                 SHARES OF COMMON            APPROXIMATE
          BENEFICIAL                               STOCK BENEFICIALLY            PERCENTAGE
            OWNER                                          OWNED                   OWNED
          ----------                               ------------------           -----------
Globe Entertech  Ltd.(1)                                 2,000,000                  18.4%
P.O. Box 209
Providencials,
Turk & Caicos Islands,  BWI

Carrington International Limited(1)                        650,000                  6.0%
Suite 2402
Bank of America Tower
12 Harcourt Road
Central, Hong  Kong

Officers and Directors

David E. Jenkins                                           425,000                    *
1505-1060 Alberni Street
Vancouver, B.C. Canada V6E  4K2

Antonino G. Cacace                                           8,333                    *
Crud-y-Gloyat
Carswell Bay
Swansea Wales, U.K.

John James                                                 174,000                    *
64 West Street
Torrensville, South Australia
Australia,  5031

A. Cameron Richardson                                       25,000                    *
1505-1060 Alberni Street
Vancouver, B.C. Canada V6E  4K2

Officers and Directors (4 persons)                         632,333(2)                 *



(1) To the best of the Company's knowledge, each of Global Entertech Ltd. and Carrington International Limited are offshore investment firms. None of the officers and directors of the Company are affiliated with either Globe Entertech Ltd. and/or Carrington International Limited.

(2) Includes options to purchase up to 575,000 shares of common stock. See "Item 5. Executive Compensation."


*       Less than 1%.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS

        The following persons are the directors and executive officers of the
Company:


Name                        Position
----                        --------
David E. Jenkins            President and Director since October, 1995
John A. A. James            Vice President and Director since October, 1996
Antonino G. Cacace          Director since October, 1995
A. Cameron Richardson       Controller since October 1997, & Secretary since
                            April 1, 1998


        All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

        Management's business experience during the past five years is as follows:

DAVID E. JENKINS, President & Director


        Mr. Jenkins is the founder of Aurora Gold Corporation and the company's president. He is also President of Datalogic Marketing Corporation, a business consulting firm, specializing in venture capital. Prior to forming Datalogic Marketing Corporation, Mr. Jenkins served as an investment advisor for Paine Webber, Inc. and Blythe Eastman Dillon Inc. from 1983 to 1989.


JOHN A.A. JAMES, Vice-President & Director


        Mr. James, is a Fellow of the Australasia Institute of Mining and Metallurgy, a member of the Society for Mining, Metallurgy and Exploration, Inc. and of the Colorado Mining Association. He is a certified mining engineer. For over 30 years, Mr. James has served in senior management and on Boards of Directors of mining companies in North America, South America and Australia (JAMine, Inc.; JMA Mining Corporation; Mirage Resources Corporation; James Askew Associates, Inc.; James Askew Associates Pty. Ltd.; Jara Mine Construction).


ANTONINO G. CACACE, Director

        Mr. Cacace is a founder and current Managing Director of Stelax Industries, a medium-sized steel and stainless steel mill facility in the United Kingdom.




A. CAMERON RICHARDSON, Secretary and Controller


        Mr. Richardson has been employed as Controller of Aurora Gold Corporation since October 1997. Between 1992 and 1997 Mr. Richardson has held the following accounting positions with reporting issuers in British Columbia:
Attwood Gold Corporation, Controller, Royalstar Resources Ltd., Controller, Goldrush Casino and Mining Corporation, Controller. From 1981 to 1992, he was employed by International Corona Corporation.

He holds a bachelor's degree from York University and is a Certified Management Accountant. Mr. Richardson receives a monthly compensation from the Company in the amount of Cdn$1,250 per month.


ITEM 6. EXECUTIVE COMPENSATION

        GENERAL

        The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal year:


                                         Annual Compensation                     Long-Term Compensation
                                   --------------------------------   ----------------------------------------------
                                                                              Awards                 Payments
                                                                      ----------------------     -------------------
                                                                                  Securities
                                                            Other                   Under-                    All
                                                            Annual    Restricted     Lying                   other
      Name And                                              Compen-     Stock      Options/       LTIP       Compen-
 Principal Position      Year      Salary      Bonuses      sation      Award(s)      SARs       Payouts     sation
                                    ($)          ($)          ($)         ($)         (=)         ($)         ($)
         (a)              (b)       (c)          (d)          (e)         (f)         (g)         (h)         (i)
-------------------------------------------------------------------------------------------------------------------
David Jenkins           1998(1)    40,000        -0-          -0-        None        None         None        -0-
                        1997       60,000        -0-          -0-        None        None         None        -0-
                        1996       60,000        -0-          -0-        None        None         None        -0-

James A. James          1998(1)      -0-         -0-          -0-        None        None         None        -0-
                        1997       34,713        -0-          -0-        None        None         None        -0-
                        1996         -0-         -0-          -0-        None        None         None        -0-

Richard Bullock(2)      1998         -0-         -0-          -0-        None        None         None        -0-
                        1997         -0-         -0-          -0-        None        None         None        -0-
                        1996       24,000(3)     -0-          -0-        None        None         None        -0-

A. Cameron Richardson   1998(1)     6,815        -0-          -0-        None        None         None        -0-
                        1997        2,000        -0-          -0-        None        None         None        -0-
                        1996         -0-         -0-          -0-        None        None         None        -0-
-------------------------------------------------------------------------------------------------------------------



(1)     Through August 31, 1998.

(2) Mr. Bullock resigned as corporate secretary and director of the Company on April 6, 1998 in order to pursue personal interests. There were no disagreements between the Company and Mr. Bullock on any matters pertaining to the Company.


(3) Of this amount 14,879 was payable as of December 31, 1996, which payment was waived by Mr. Bullock in 1997.

OPTIONS/SAR  GRANTS TABLE


        The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs")), and freestanding SARs made during the last completed fiscal year to each of the named executive officers;



                       OPTION/SAR GRANTS IN  1997(1) AND 1998 FISCAL  YEARS
                                        (INDIVIDUAL GRANTS)
==================================================================================================
                                            Percent Of
                         Number of        Total Options/
                        Securities         SARs Granted
                        Underlying         To Employees         Exercise Or
                        Option/SARs          In Fiscal          Base Price
       Name             Granted (#)            Year               ($/Sh)          Expiration Date
        (a)                 (b)                 (c)                 (d)                 (e)
-------------------------------------------------------------------------------------------------
   David Jenkins          200,000              20.9%               $0.01             06/26/03
                          200,000              20.9%                0.75             09/09/03

   John James             100,000              10.5%               $0.01             06/25/03
                           50,000               5.2%                0.75             09/09/03

   Cameron Richardson      25,000               2.6%               $0.75             09/09/03
-------------------------------------------------------------------------------------------------



(1)     No options were awarded in 1997.


AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

        The following table sets forth information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs, on an aggregated basis:



                   AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
                                         OPTION/SAR VALUES
================================================================================================
                                                                Number of
                                                                Securities           Value Of
                                                                Underlying          Unexercised
                                                                Unexercised        In-The-Money
                            Shares                             Options/SARs        Options/SARs
                           Acquired             Value          At FY-End($)        At FY-End($)
                          On Exercise         Realized         Exercisable/        Exercisable/
         Name                 (#)                ($)           Unexercisable       Unexercisable
         (a)                  (b)                (c)                (d)                 (e)
------------------------------------------------------------------------------------------------
         None                None               None               None                None
------------------------------------------------------------------------------------------------

LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE


        The following table sets forth information regarding each award made to a named executive officer in the last completed fiscal year under any LTIP:


                      LONG-TERM INCENTIVE PLANS-AWARDS IN LAST FISCAL YEAR
================================================================================================
                                                          ESTIMATED FUTURE PAYOUTS UNDER
                                                           NON-STOCK PRICE-BASED PLANS
                                                      ------------------------------------------
                      NUMBER
                    OF SHARES,      PERFORMANCE
                     UNITS OR         OR OTHER
                   OTHER RIGHTS     PERIOD UNIT
                       (#)           MATURATION       THRESHOLD         TARGET          MAXIMUM
      NAME             (b)           OR PAYOUT        ($ OR #)         ($ OR #)         ($ OR #)
      (a)                               (c)              (d)              (e)             (f)
------------------------------------------------------------------------------------------------
      None             None             None            None             None             None
------------------------------------------------------------------------------------------------


        None of the Company's officers and directors are currently party to an employment agreement with the Company. Mr. Jenkins had been party to a written agreement which was terminated January 1, 1998. He receives a monthly salary of $5,000. It is anticipated that aggregate compensation to all directors and officers in the fiscal year ending in 1998 will not exceed $71,000. In addition, directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

        Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

        During the fiscal years ended December 31, 1997 and 1996 consulting fees, salaries and wages aggregating, respectively, $79,825 and $97,276 were paid or are payable to directors or corporations controlled by directors in connection with managerial, engineering and administrative services provided as follows:


                            1998                 1997                1996
David Jenkins             60,000                 60,000            60,000
John A James                 Nil                 34,713               Nil


        In addition, directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company.


        Included in accounts payable at June 30, 1998 is $667. (December 31, 1997 - $45,532, December 31, 1996 - $84,642) due to directors and a corporation controlled by a director in respect of salaries, consulting fees and expenses.


        The Company believes that the amounts paid are comparable to amounts that would have been paid to at arms length third party providers of such services.

ITEM 8. DESCRIPTION OF SECURITIES

        COMMON STOCK

        The Company is authorized to issue 50,000,000 shares of Common Stock, of which 10,870,384 shares were issued and outstanding as of the date of this Memorandum. Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.


        The holders of Common Stock (i) have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to the holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

        The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own approximately 1.4% of the outstanding shares of the Company.

                                     PART II


ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS


        The Common Stock of the Company has been quoted on the OTC Bulletin Board since December 5, 1996. The following table sets forth high and low bid prices for the Common Stock for the calendar quarters indicated as reported by the OTC Bulletin Board from December 5, 1996 through March 31, 1998. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.



Quarter Ending:                     High             Low            Volume
---------------                     ----             ---            ------
December 31, 1996(1)               $1.37            $0.31           149,000
March 31, 1997                      3.50             1.40         1,052,485
June 30, 1997                       4.50             2.87         1,057,070
September 30, 1997                  3.66             2.50           645,113
December 31, 1997                   3.375            1.25           872,118
March 31, 1998                      2.875            1.75           673,884
June 30, 1998                       2.00             1.00           479,000
September 3, 1998                   1.56             0.69           696,000


----------
(1)     From December 5, 1996


        No assurance can be given that a market for the Company's Common Stock will be sustained or that the Common Stock will continue to be quoted on the OTC Bulletin Board. There are no plans, proposals, arrangements or understandings with any person or company with regard to the development of a trading market in any of the Company's securities.

        On September 11, 1998, the Company had 786 registered stockholders owning 10,870,387 shares.

        On September 11, 1998, the closing price of the Company's Common Stock as reported on the OTC Bulletin Board was $0.75 per share.


        DIVIDENDS

        The Company has not declared any dividends since inception, and has no present intention or paying any cash dividends on its Common Stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not a party to any litigation, and has no knowledge of any pending or threatened litigation against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        Since inception the Registrant has sold securities in the manner set forth below without registration under the Securities Act of 1933, as amended (the "Act").

        (1) On October 10, 1995, the Company issued in an exchange transaction 3,830,383 shares (adjusted for a 3 for 1 reverse stock split) at a price of $.001 per share in accordance with Rule 504 of Regulation D

        (2) In August, 1996, the Company issued 300,000 shares at a price of $.01 per share in connection with its acquisition of certain mineral properties in Canada.


        (3) In August, 1996, the Company issued 5,800,000 shares for an aggregate consideration of $355,000 in offshore transactions pursuant to Regulation S;


        (4) On February 28, 1997, the Company issued 750,000 shares at a price of $1.00 per share for an aggregate consideration of $750,000 pursuant to Rule 504 of Regulation D; and

        (5) On March 31, 1998, the Company issued 200,000 shares at a price of $1.25 per share for an aggregate consideration of $250,000 pursuant to Rule 504 of Regulation D.

        Except for 950,000 shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended, subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.


        The Registrant believes that each of the above-referenced transaction was exempt from registration under the Act, pursuant to Section 4(2) of the Act and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

ITEM 5. INDEMNIFICATIONS OF DIRECTORS AND OFFICERS

        Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

        STATUTORY INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of The Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEE AND AGENTS; INSURANCE

        (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favour by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

        (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

        (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

        (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        (g) a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.


        (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

THE SECURITIES AND EXCHANGE COMMISSION'S POLICY ON INDEMNIFICATION

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defences of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART III


ITEM 1.     INDEX TO EXHIBITS

1.1     Certificate of Incorporation*

1.2     Certificate of Amendment to the Certificate of Incorporation*

1.3     Certificate of Restoration and Renewal of Certificate of Incorporation*

1.4     Amended and Restated By-laws*

3.1     Agreement dated July 18, 1997 between The Company and Minera Motagua,
        S.A.*

3.2     Agreement dated August 16, 1997 between the Company and Minera Motagua,
        S.A.*

3.3     Agreement dated November 3, 1997 between the Company and Minera Motagua,
        S.A.*

3.4     Agreement dated July 28, 1998 between the Company and Minera Motagua
        S.A.

3.5     Agreement dated August 24, 1998 with Jorge Mario Rios Munoz.

27.1    Financial Data Schedule*


----------
*  Previously filed.

                                    PART F/S
                              FINANCIAL STATEMENTS
                             Aurora Gold Corporation
                    (Formerly Chefs' Acquisition Corporation)

Audited Financial Statements:


        Report of Independent Accountants

        Balance Sheet as at December 31, 1997 and 1996


        Statements of Operations and Accumulated Deficit

        Statements of Cash Flows for the year ended December 31, 1997,
          1996 and for the three month period ended December 31, 1995

        Summary of Significant Accounting Policies

        Notes to the Financial Statements

        Unaudited Financial Statements (Prepared by Management):

        Balance Sheet as at March 31, 1998 and 1997

        Statement of Operations and Accumulated Deficit for the three months ended March 31, 1998 and 1997

        Statements of Cash Flows for the three months ended March 31, 1998 and 1997

        Notes to Financial Statements

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Post-Effective Amendment No. 1 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, hereunto duly authorized.


Date: September 29, 1998


Aurora Gold Corporation



By:  /s/ David Jenkins
   --------------------

David Jenkins, President

================================================================================

                                                         AURORA GOLD CORPORATION

--------------------------------------------------------------------------------



                                                               Table of Contents



Report of Independent Accountants


Balance Sheets


Statements of Operations and Accumulated Deficit


Statements of Cash Flows


Summary of Significant Accounting Policies


Notes to Financial Statements

================================================================================

                                               REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------


To The Board of Directors and Shareholders
Aurora Gold Corporation



We have audited the Balance Sheets of Aurora Gold Corporation (formerly Chefs' Acquisition Corp.), as at December 31, 1997 and 1996 and the related Statements of Operations and Accumulated Deficit and Cash Flows for the years ended December 31, 1997 and 1996 and the three month period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Aurora Gold Corporation as at December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 and the three month period ended December 31, 1995 in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. As discussed in Note 1 to the financial statements, the Company has incurred a loss from operations and lacks current liquidity which raises substantial doubt Management's plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                           "BDO DUNWOODY"
Vancouver, British Columbia                            CHARTERED ACCOUNTANTS
March 6, 1998                                       (INTERNATIONALLY BDO BINDER)

================================================================================


                                                         AURORA GOLD CORPORATION
                                                                  Balance Sheets
                                                     (Expressed in U.S. Dollars)


                                                              DECEMBER 31       December 31
For the Periods Ended                                             1997             1996
-------------------------------------------------------------------------------------------


ASSETS

CURRENT
   Cash                                                       $   122,921       $    70,649
   Non-trade accounts receivable                                   12,326            51,364
                                                            -------------------------------
                                                                  135,247           122,013

FIXED ASSETS (Note 2)                                              18,662             6,441
MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (Note 3)           76,399            39,410
ORGANIZATION COSTS (Note 4)                                         6,909             9,211
                                                            -------------------------------
                                                              $   237,217       $   177,075

===========================================================================================


LIABILITIES AND STOCKHOLDERS' SURPLUS (DEFICIENCY)

LIABILITIES

CURRENT
   Accounts payable (Note 7)                                  $    68,866       $   133,902
   Notes payable (Note 5)                                              --            50,000
                                                            -------------------------------
                                                                   68,866           183,902
                                                            -------------------------------

STOCKHOLDERS' SURPLUS (DEFICIENCY) (Note 6)
   Share capital
      Authorized
         50,000,000 common shares, par value $0.001
      Issued
         10,670,384 (1996 - 9,920,384)                             10,670             9,920
   Paid in capital                                              1,088,869           344,461

   Deficit                                                       (931,188)         (361,208)
                                                            -------------------------------
                                                                  168,351            (6,827)
                                                            -------------------------------
                                                              $   237,217       $   177,075


===========================================================================================


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Approved on behalf of the Board:

"David Jenkins"        Director         "Richard Bullock"      Director
---------------------                   ---------------------

================================================================================


                                                         AURORA GOLD CORPORATION
                                Statements of Operations and Accumulated Deficit
                                                     (Expressed in U.S. Dollars)


                                             DECEMBER 31     December 31   December 31
                                                 1997            1996         1995
For the Periods Ended                        (12 MONTHS)     (12 Months)   (3 Months)
--------------------------------------------------------------------------------------


ADMINISTRATIVE EXPENSES

Amortization                                  $   6,923       $   3,817       $  --
Bank charges and interest income, net           (13,508)           (675)         --
Transfer agents, listing and filing fees         23,267           6,144
Shareholder relations, advertising and
  promotions                                     41,340          18,340          --
Salaries and wages                               49,440          97,276          --
Office and miscellaneous                         74,409          36,534          --
Professional fees (legal and accounting)         71,455          52,255          --
Consultants                                      46,378           7,255          --
Rent and other                                   16,828          25,191          --
Travel                                           28,917           7,323          --
Property development and examinations            73,429          93,751          --
Telephone                                        15,506          13,997          --
                                            ---------------------------------------

NET LOSS FOR THE PERIOD BEFORE
   WRITE-OFF OF MINERAL PROPERTIES              434,384         361,208          --

WRITE-OFF OF MINERAL PROPERTIES                 135,596              --          --
                                            ---------------------------------------

NET LOSS FOR THE PERIOD                         569,980         361,208          --

ACCUMULATED DEFICIT, beginning
   of period                                    361,208              --          --
                                            ---------------------------------------
ACCUMULATED DEFICIT, end of period            $ 931,188       $ 361,208       $  --
===================================================================================

LOSS PER SHARE
   - basic (Note 8)                           $   (0.05)      $   (0.06)      $  --

===================================================================================


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

================================================================================


                                                         AURORA GOLD CORPORATION
                                                        Statements of Cash Flows
                                                     (Expressed in U.S. Dollars)


                                                     DECEMBER 31     December 31     December 31
                                                         1997            1996           1995
For the Periods Ended                                (12 MONTHS)     (12 Months)     (3 Months)
-----------------------------------------------------------------------------------------------

CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES
   Net loss for the period                            $(569,980)      $(361,208)      $      --
   Items not involving cash
      Amortization                                        6,923           3,817              --
      Write-off of mineral properties                   135,596              --              --
                                                    -------------------------------------------
                                                       (427,461)       (357,391)             --
   Changes in non-cash working capital balances
      (Decrease) increase in accounts payable           (65,036)        133,852              50
      Decrease (increase) in accounts receivable         39,038         (51,364)             --
                                                    -------------------------------------------
                                                       (453,459)       (274,903)             50
                                                    -------------------------------------------

FINANCING ACTIVITIES
   Proceeds from the issuance of common stock           745,158         342,920          11,461
   Notes payable                                        (50,000)         50,000              --
                                                    -------------------------------------------
                                                        695,158         392,920          11,461
                                                    -------------------------------------------

INVESTING ACTIVITIES
   Purchase of fixed assets                             (16,842)         (7,958)             --
   Mineral properties                                  (172,585)        (39,410)             --
   Incorporation costs                                       --              --         (11,511)
                                                    -------------------------------------------
                                                       (189,427)        (47,368)        (11,511)
                                                    -------------------------------------------

INCREASE IN CASH FOR THE PERIOD                          52,272          70,649              --

CASH, beginning of period                                70,649              --              --
                                                    -------------------------------------------
CASH, end of period                                   $ 122,921       $  70,649       $      --

===============================================================================================


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

================================================================================


                                                         AURORA GOLD CORPORATION
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



PRINCIPLES OF ACCOUNTING   These financial statements have been prepared in
                           accordance with accounting principles generally accepted in the United States.

FIXED ASSETS               Fixed assets are recorded at cost less accumulated
                           amortization. Amortization is provided as follows:

                           Computer equipment   - straight-line basis over
                                                  two years
                           Office equipment
                             and furniture      - straight-line basis over
                                                  five years

MINERAL PROPERTIES AND     Non-producing mineral interests are initially
EXPLORATION EXPENDITURES   recorded at acquisition cost. The cost basis of
                           mineral interests include acquisition cost and the cost of exploration and development. Management evaluates the carrying value of mineral interests in unproven properties on a regular basis for possible impairment. Management evaluation considers all the facts and circumstances known about each property including the results of drilling and other exploration activities to date, the desirability and likelihood that additional future exploration activities will be undertaken by the Company or by others, the land holding costs including work commitments, the ability and likelihood of joint venturing the property with others, and, if producing, the cost and revenue of continued operations.

                           Unproven properties are considered fully or partially impaired, and are fully or partially abandoned, at the earliest of the time that geological mapping, surface sample assays or drilling results fail to confirm the geological concepts involved at the time the property was acquired, a decision is made not to perform the work commitments or to make the lease payments required to retain the property, the Company discontinues its efforts to find a joint venture partner to fund exploration activities and has decided not to fund those costs itself, or the time the property interest terminates by contract or by operation of law.

                           Upon commencement of commercial production, properties will be amortized using the units-of-production method. If properties are abandoned, sold or do not merit further development, related acquisition costs and exploration expenditures will be charged to income in the year.

================================================================================


                                                         AURORA GOLD CORPORATION
                                      Summary of Significant Accounting Policies

December 31, 1997
--------------------------------------------------------------------------------



MINERAL PROPERTIES AND     Exploration activities conducted jointly with others
EXPLORATION EXPENDITURES - are reflected at the Company's proportionate interest
CONTINUED                  in such activities.

RECLAMATION AND            Costs related to site restoration programs are
DECOMMISSIONING COSTS      accrued over the life of the project.

TRANSLATION OF             The Corporation has adopted the United States dollar
FOREIGN CURRENCIES         as its reporting currency.

                           The Company translates monetary assets and liabilities denominated in foreign currencies at period end exchange rates. Non-monetary assets have been translated using historical rates of exchange. Expenses have been translated at the average rates of exchange during the periods except for charges relating to non-monetary assets which have been translated at the same rates as the related assets.

                           Foreign exchange gains and losses on monetary assets and liabilities are included in operations.


ORGANIZATION COSTS         The Company capitalized all costs directly incurred
                           in the formation of the Corporation. These costs are being amortized on a straight-line basis over five years.

ACCOUNTING ESTIMATES       The preparation of financial statements in conformity
                           with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

================================================================================


                                                         AURORA GOLD CORPORATION
                                      Summary of Significant Accounting Policies

December 31, 1997
--------------------------------------------------------------------------------



DISCLOSURE ABOUT FAIR VALUE  The respective carrying value of certain
OF FINANCIAL INSTRUMENTS     on-balance-sheet financial instruments approximated
                             their fair values. These financial instruments include cash, non-trade accounts receivable, accounts payable and notes payable. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial instruments.

INCOME TAXES                 The Company has adopted Statement of Financial
                             Accounting Standards ("SFAS") No. 109, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.
                             Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets using enacted rates in effect in the years in which the differences are expected to reverse.

NEW ACCOUNTING               In June 1997, the Financial Accounting Standards
PRONOUNCEMENTS               Board issued Statement of Financial Accounting
                             Standards No. 130, Reporting Comprehensive Income
                             ("SFAS 130"), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

                             SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, SFAS 130 may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

================================================================================


                                                         AURORA GOLD CORPORATION
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------


NEW ACCOUNTING               In June 1997, the Financial Accounting Standards
PRONOUNCEMENTS               Board issued SFAS No. 131, Disclosures about
- CONTINUED                  Segments of an Enterprise and Related Information
                             ("SFAS 131") which supersedes SFAS No. 14,
                             Financial Reporting for Segments of a Business
                             Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

                             SFAS 131 is effective for financial statements for periods beginning after December, 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of SFAS 131, management has been unable to fully evaluate the impact of SFAS 131, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



1.       NATURE OF BUSINESS AND GOING CONCERN

         The Corporation was formed on October 10, 1995 under the laws of the State of Delaware as Chef's Acquisition Corp. and is in the exploration stage. On May 20, 1996, the Corporation changed its name to Aurora Gold Corporation. The Company is in the business of developing mineral properties. The recovery of the amounts shown for interests in mineral properties and exploration costs is dependent upon the discovery of economically recoverable reserves or proceeds from the disposition thereof, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties and on future profitable operations.

         These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company requires additional funds to meet its obligations and maintain its operations. Management's plans in this regard are to raise equity financing as required. These matters raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.


--------------------------------------------------------------------------------


2.       FIXED ASSETS


                                         1997                   1996
                                          Accumulated            Accumulated
                                    Cost  Amortization    Cost   Amortization
                                ---------------------------------------------
         Furniture                $ 5,229    $   350    $    --    $    --
         Computer equipment        11,554      4,695      4,837      1,207
         Office equipment           8,017      1,093      3,121        310
                                ---------------------------------------------
                                   24,800      6,138      7,958      1,517
                                ---------------------------------------------
         Cost less accumulated
           amortization                 $18,662               $ 6,441
                                =============================================

         The estimated useful life of the fixed assets varies between two and five years.

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



3.       MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

         Mineral properties consist of:

                                                  1997          1996
         (a)     Cape Bretton Mineral Claims
                 (Note 3)(d)

                 Acquisition costs              $  14,600     $  14,600
                 Exploration expenditures          99,186         3,000
                 Abandoned during period         (113,786)           --
                                              -------------------------
                                                $      --     $  17,600
                                              =========================

         (b)     Northwest Territories Mineral
                 Claims (Note 3)(e)

                 Acquisition costs              $  21,810     $  21,810
                 Abandoned during period          (21,810)           --
                                              -------------------------
                                                $      --     $  21,810
                                              =========================

         (c)     Guatemala Mineral Claims
                 (Note 3)(f)

                 Acquisition costs              $  30,499     $      --
                 Exploration expenditures          45,900            --
                                              -------------------------
                                                $  76,399     $      --
                                              =========================
            Total                               $  76,399     $  39,410
                                              =========================

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



3.       MINERAL PROPERTIES - CONTINUED

         (d)     Cape Bretton Mineral Claims

                 During 1997, the Company abandoned the Cape Bretton Mineral Claims.

         (e)     Northwest Territories Mineral Claims

                 During 1997, the Company abandoned the Northwest Territories Mineral Claims.

         (f)     Guatemala Mineral Claims

                 In July 1997, the Company entered into a letter agreement, which was revised in November 1997, whereby the Company obtained an option to earn a 100% undivided interest in four mineral concessions: El Triunfo, El Rejon, Bola de Oro and Carmona. The agreement is subject to the completion of the Company's due diligence and the Guatemala Government's approval of the applications for the four mineral concessions. This option will be earned once the Company pays the following consideration:

                 (i)    Cash payments of:

                        US$ 5,000 on July 21, 1997 (Paid)

                 (ii) Issuance of 1,500 common shares per concession for a total of 6,000 shares upon completion of the Company's due diligence and governmental approval of the four applications.

                 Each distinct mineral deposit per mineral concession acquired by the Company will be subject to a net smelter return royalty equal to 1% of the net smelter returns payable to the Government of Guatemala.

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES - CONTINUED

                 In August 1997, the Company entered into a letter agreement, which was revised in November 1997, whereby the company obtained an option to earn a 100% undivided interest in eight mineral concessions: Los Cipreses, Chiyax, Los Angelas, La Union, Barranquillo, El Rancho, El Jicarco, Manjita and two mineral reconnaissance concessions Atitlan and San Diego. The agreement is subject to the completion of the Company's due diligence and the Guatemala Government's approval of the ten applications. This option will be earned once the Company pays the following consideration:

                 (i)    Cash payments:

                        US$ 5,000 on August 18, 1997 (Paid)

                 (ii) Issuance of 1,500 common shares per concession for a total of 15,000 shares upon completion of the Company's due diligence and governmental approval of the ten applications.

                 Each distinct mineral deposit per mineral concession acquired by the Company will be subject to a net smelter return equal to 1% of the net smelter returns payable to the Government of Guatemala.

                 In November 1997, the Company advanced a further $20,000 for locating additional concessions.


--------------------------------------------------------------------------------


4.       ORGANIZATION COSTS

                                                              1997          1996
         Cost                                              $11,511       $11,511
         Accumulated amortization                            4,602         2,300
                                                         -----------------------
                                                           $ 6,909       $ 9,211
                                                         =======================

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



5.       NOTES PAYABLE

         The Company had the following notes payable to shareholders which were repaid during 1997:

                                                      1997         1996
         Note payable to C & P Leonard,
           unsecured, non-interest bearing
           and due on demand                         $    --    $12,500
         Note payable to R & B Friesen,
           unsecured, non-interest bearing
           and due on demand                              --     12,500
         Note payable to Sunview Investments
           Ltd., unsecured, non-interest
           bearing and due on demand                      --     25,000
                                                   --------------------
                                                     $    --    $50,000
                                                   ====================


--------------------------------------------------------------------------------


6.       STOCKHOLDERS' SURPLUS (DEFICIENCY)

         Share capital

                                                   1997                             1996
                                        -------------------------------------------------------------
                                          Number                          Number
                                          of Shares       Amount          of Shares          Amount
                                        -------------------------------------------------------------
         Balance, beginning of year       9,920,384    $      9,920       11,461,150     $     11,461
         Adjustment for reverse
           stock split                           --              --       (7,640,766)          (7,641)
         Issued for cash
           Private placement                750,000             750        5,800,000            5,800
         Issued for asset
           Resource property
             payment                             --              --          300,000              300
                                        -------------------------------------------------------------
                                         10,670,384    $     10,670        9,920,384     $      9,920
                                        =============================================================

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



6.      STOCKHOLDERS' SURPLUS (DEFICIENCY) - CONTINUED

                                                        1997              1996
         Paid in capital

         Balance, beginning of year              $   344,461       $        --
         Adjustment for reverse stock split               --             7,641
         Private placement                           749,250           349,200
         Resource property                                --             2,700
                                               -------------------------------
                                                   1,093,711           359,541

         Share issue costs                            (4,842)          (15,080)
                                               -------------------------------
                                                 $ 1,088,869       $   344,461
                                               ===============================

         Deficit
            Balance at beginning of year         $  (361,208)      $        --
            Net loss for the period                 (569,980)         (361,208)
                                               -------------------------------

            Balance at end of year               $  (931,188)      $  (361,208)
                                               ===============================


         Shareholders' surplus (deficiency)      $   168,351       $    (6,827)
                                               ===============================


--------------------------------------------------------------------------------


7.       RELATED PARTY TRANSACTIONS

         (a) Included in accounts payable is $45,532 (December 31, 1996 - $84,642) due to directors and a corporation controlled by a director in respect of salaries, consulting fees and reimbursement for operating expenses.

         (b) During the year consulting fees, salaries and wages of $79,825 (December 31, 1996 - $97,276) were paid or are payable to directors or corporations controlled by directors.

         (c) Non-trade accounts receivable are due from companies sharing a common director, are without interest and are due on demand.

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------



8.       LOSS PER SHARE

         Loss per share was computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. At December 31, 1997 10,528,717 common shares were outstanding (December 31, 1996 - 5,859,288).


--------------------------------------------------------------------------------


9.       NON-CASH TRANSACTIONS

         (a) Organization costs of $11,461 were paid by former directors during 1995, these former directors received 3,820,383 shares in respect of these expenses.

         (b) During 1996, the Company issued 300,000 shares at $0.01 as part of the acquisition cost of a mineral property (Note 3(b)).

         (c) During 1997, the Company wrote off its Northwest Territories Mineral Properties in the amount of $21,810 and wrote off its Cape Bretton Mineral Properties in the amount of $113,786.

         The above non-cash transactions have not been included on the Statements of Cash Flows.


--------------------------------------------------------------------------------


10.      COMMITMENTS

         The Company entered into a management contract with the President of the Company. The contract requires the Company to pay management fees totalling $5,000 per month together with an annual performance bonus. The contract can be terminated by either party with three months notice. This management contract was terminated on January 1, 1998 with the last payment being made March 1, 1998.

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------


11.      INCOME TAXES

         (a) The Company has net losses for tax purposes totalling approximately $927,559 which may be applied against future taxable income. Accordingly, there is no tax expense for the years ended December 31, 1997 and 1996. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

               The right to claim these losses expires as follows:

                         2011                                           $360,459
                         2012                                            567,100
                                                                      ----------
                                                                        $927,559
                                                                      ==========


         (b)   Deferred Tax Assets (Liabilities), December 31, 1997

                                                                                  Statutory
                                                                      Tax Rate        $
                                                     --------------------------------------
               Tax asset related to depreciation       $   4,461         34%      $   1,517
               Tax benefit of loss carry-forwards      $ 927,559         34%        315,370
               Valuation allowance                                                 (316,887)
                                                                                -----------
                                                                                  $    --
                                                                                ===========


               Deferred Tax Assets (Liabilities), December 31, 1996

                                                                                  Statutory
                                                                      Tax Rate        $
                                                     --------------------------------------
               Tax asset related to depreciation       $   1,755         34%      $     597
               Tax benefit of loss carry-forwards      $ 374,226         34%        127,237
               Valuation allowance                                                 (127,834)
                                                                                -----------
                                                                                  $      --
                                                                                ===========

================================================================================


                                                         AURORA GOLD CORPORATION
                                                   Notes to Financial Statements
                                                     (Expressed in U.S. Dollars)

December 31, 1997
--------------------------------------------------------------------------------


12.     COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform with the current period presentation. Certain amounts totaling $54,715 accrued and payable at the option of the Company as at December 31, 1996 in connection with a mineral property abandoned in 1997 have been reversed and, accordingly, accounts payable and mineral properties have been restated as at December 31, 1996.

================================================================================


                                                         AURORA GOLD CORPORATION
                                                                   Balance Sheet
                                            (Unaudited - Prepared by Management)
                                                     (Expressed in U.S. Dollars)


                                                           MARCH 31          March 31
FOR THE PERIODS ENDED                                          1998              1997
-------------------------------------------------------------------------------------

ASSETS

CURRENT
   Cash                                                 $   297,140       $   793,442

FIXED ASSETS                                                 16,555             8,647
MINERAL PROPERTIES AND EXPLORATION EXPENDITURES             111,393            22,439
ORGANIZATION COSTS                                            6,506             8,635

                                                      -------------------------------
                                                        $   431,594       $   833,163

=====================================================================================


LIABILITIES AND STOCKHOLDERS' SURPLUS (DEFICIENCY)

LIABILITIES

CURRENT
   Accounts payable                                     $    45,677       $   167,483
   Notes payable                                                 --            50,000
                                                      -------------------------------
                                                             45,677           217,483
                                                      -------------------------------

STOCKHOLDERS' DEFICIENCY
   Share capital
      Authorized
         50,000,000 common shares, par value $0.01
      Issued
         10,870,384 (1996 - 10,670,384)                      10,920            10,670
      Paid in capital                                     1,338,619         1,088,869
      Deficit                                              (963,622)         (483,859)
                                                      -------------------------------
                                                            385,917           615,680
                                                      -------------------------------
                                                        $   431,594       $   833,163

=====================================================================================


Approved on behalf of the Board:

"David Jenkins"                            "Richard Bullock"
-----------------------------              -----------------------------
Director                                   Director

================================================================================


                                                         AURORA GOLD CORPORATION
                                Statements of Operations and Accumulated Deficit
                                            (Unaudited - Prepared by Management)
                                                     (Expressed in U.S. Dollars)


                                                   MARCH 31        March 31
                                                       1998            1997
FOR THE PERIODS ENDED                            (3 MONTHS)      (3 Months)
-----------------------------------------------------------------------------

ADMINISTRATIVE EXPENSES
   Amortization                                  $   2,510       $   1,387
   Bank charges and interest income, net              (556)         (3,288)
   Transfer agents, listing and filing fees          2,749           4,593
   Shareholder relations, advertising and
      promotions                                     2,144          11,246
   Salaries and wages                               13,112          16,841
   Office and miscellaneous                          7,779           9,696
   Professional fees (legal and accounting)          2,791          18,696
   Consultants                                          --             340
   Rent and other                                      824           4,350
   Travel                                               --           5,641
   Property development and examinations               477          27,159
   Telephone                                           604           3,645
                                               ------------------------------

NET LOSS FOR THE PERIOD BEFORE WRITE-OFF
   OF MINERAL CLAIMS                                32,434         100,306

WRITE-OFF OF MINERAL PROPERTIES                         --          22,345
                                               ------------------------------

NET LOSS FOR THE PERIOD                             32,434         122,651

ACCUMULATED DEFICIT, beginning of period           931,188         361,208
                                               ------------------------------
ACCUMULATED DEFICIT, end of period               $ 963,622       $ 483,859

=============================================================================

LOSS PER SHARE
   - basic and diluted                           $   0.003       $    0.01

=============================================================================

================================================================================


                                                         AURORA GOLD CORPORATION
                                                        Statements of Cash Flows
                                            (Unaudited - Prepared by Management)
                                                     (Expressed in U.S. Dollars)


                                                       MARCH 31        March 31
                                                           1998            1997
FOR THE PERIODS ENDED                                (3 MONTHS)      (3 Months)
----------------------------------------------------------------------------------


CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES
   Net loss for the period                           $ (32,434)      $(100,306)
   Item not involving cash
      Amortization                                       2,510           1,387
                                                   -------------------------------
                                                       (29,924)        (98,919)

   Changes in non-cash working capital balances
      Decrease in accounts payable                     (23,189)        (21,134)
      Decrease in accounts receivable                   12,326           1,364
                                                   -------------------------------
                                                       (40,787)       (118,689)
                                                   -------------------------------

FINANCING ACTIVITY
   Proceeds from the issuance of common stock          250,000         795,158
                                                   -------------------------------

INVESTING ACTIVITIES
   Purchase of fixed assets                                 --          (3,017)
   Mineral properties                                  (34,994)         49,341
                                                   -------------------------------
                                                       (34,994)         46,324
                                                   -------------------------------

INCREASE IN CASH FOR THE PERIOD                        174,219         722,793

CASH, beginning of period                              122,921          70,649
                                                   -------------------------------
CASH, end of period                                  $ 297,140       $ 793,442

==================================================================================

================================================================================


                                                         AURORA GOLD CORPORATION
                                         Notes to Unaudited Financial Statements

March 31, 1998                                       (Expressed in U.S. Dollars)
--------------------------------------------------------------------------------



1.       NATURE OF BUSINESS AND GOING CONCERN

         The Corporation was formed on October 10, 1995 under the laws of the State of Delaware as Chef's Acquisition Corp. and is in the exploration stage. On May 20, 1996, the Corporation changed its name to Aurora Gold Corporation. The Company is in the business of developing mineral properties. In the opinion of the Company these unaudited financial statements include all adjustments (which consist only of normally recurring items) to present fairly the financial position as of March 31, 1998 and the reserves of operation and cash flows for the three month period ended March 31, 1998. The results for the three month period ended March 31, 1998 are not necessarily indicative of the result to be expected for the year.


2.       MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

         All of the Company's property interests are located in Guatemala and consist of:

                                                                        1998
         Acquisition Costs:                                           $ 30,499
         Exploration Expenditures                                       80,894
                                                                      --------
                                                                      $111,393

3.       ORGANIZATION COSTS

                                                                        1998
         Cost                                                         $11,511
         Accumulated amortization                                       5,005
                                                                      -------
                                                                      $ 6,506

4.       CAPITALIZATION

         Share capital

                                                    1998
                                                   Number
                                                  of Shares         Amount
                                                  ----------------------------
         Balance, beginning of year               10,670,384      $   10,670

         Issued for cash
           Private placement                         200,000             200
                                                  ----------------------------
                                                  10,870,384          10,870

================================================================================


                                                         AURORA GOLD CORPORATION
                                         Notes to Unaudited Financial Statements

March 31, 1998                                       (Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS

         Included in accounts payable is $31,055 due to a director for reimbursement of expenses.


6.       LOSS PER SHARE

         Loss per share was computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. At March 31, 1998 10,670,834 common shares were outstanding.


7.       NON-CASH TRANSACTIONS

         a. Organization costs of $11,461 were paid by former directors during 1995, these former directors received 3,820,383 shares in respect of these expenses.

         b. During 1996, the Company issued 300,000 shares at $0.01 as part of the acquisition cost of a mineral property.

         (c) During 1997, the Company wrote off its Northwest Territories Mineral Properties in the amount of $21,810 and wrote off its Cape Bretton Mineral Properties in the amount of $113,786.

         The above non-cash transactions have not been included on the Statements of Cash Flows.


8.       COMMITMENTS

         The Company entered into a management contract with the President of the Company. The contract requires the Company to pay management fees totaling $5,000 per month together with an annual performance bonus. The contract can be terminated by either party with three months notice. This management contract was terminated on January 1, 1998 with the last payment being made March 1, 1998.

                             AURORA GOLD CORPORATION
                                 AMENDMENT NO. 1
                                   FORM 10-SB
                                 File No. 024393


                                INDEX TO EXHIBITS


1.1     Certificate of Incorporation*

1.2     Certificate of Amendment to the Certificate of Incorporation*

1.3     Certificate of Restoration and Renewal of Certificate of Incorporation*

1.4     Amended and Restated By-laws*

3.1     Agreement dated July 17, 1997 between The Company and Minera Motagua,
        S.A.*

3.2     Agreement dated August 16, 1997 between the Company and Minera Motagua,
        S.A.*

3.3     Agreement dated November 3, 1997 between the Company and Minera Motagua,
        S.A.*

3.4     Agreement dated July 28, 1998 between the Company and Minera Motagua
        S.A.

3.5     Agreement dated August 24, 1998 with Jorge Mario Rios Munoz.

27.1    Financial Data Schedule*


----------
*   Previously filed.